

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2020

Mark Shamber
Chief Financial Officer
SpartanNash Co
850 76th Street, S.W.
Grand Rapids , Michigan 49518

      Re: SpartanNash Co
          Form 10-K for the Fiscal Year Ended December 28, 2019
          Filed February 26, 2020
          File No. 0-31127

Dear Mr. Shamber:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services